

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

April 6, 2010

<u>Via U.S. mail and facsimile</u>

Mr. D. Craig Kesler
Chief Financial Officer
Eagle Materials, Inc.
3811 Turtle Creek Boulevard, Suite 1100
Dallas, Texas 75219

      RE: Form 10-K for the year ended March 31, 2009
                Form 10-Q for the period ended June 30, 2009, September 30, 2009, and
                  December 31, 2009
                Definitive Proxy Statement on Schedule 14A filed on June 26, 2009
                  File No. 1-12984

Dear Mr. Kesler:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 with questions regarding our review of your filings regarding engineering matters. If you have any further questions regarding our review of your filings related to legal matters, please direct them to Era Anagnosti, Staff Attorney, at (202) 551-3369 or, in her absence, Jay Ingram, Legal Branch Chief, at (202) 551-3397. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Alfred Pavot, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters.

                        Sincerely,

                        Rufus Decker
                        Accounting Branch Chief